Exhibit 99.28

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

February 8, 2011.

3.	Press Release

The Press Release dated February 8, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced results from its ongoing drill program at its San Francisco Gold Mine located in the State of Sonora, Mexico.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

February 8, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

February 8, 2011	TSX-V: TMM

NEWS RELEASE

10.67 meters of 7.51 gpt gold Intersected in Ongoing Drill Program which Continues
to Extend and Expand Mineralized Zones at
San Francisco Mine

Timmins Gold Corp. (TMM, TSX-V) is pleased to announce that its ongoing drill program continues to extend and expand the strike length of mineralization at the San Francisco Gold Mine, located in the State of Sonora, Mexico. Highlights of the assays received from the 27,240 meters of drilling completed from July to December, 2010 include 10.67 meters of 7.51 gpt gold in Hole TF-826 and 6.09 meters of 2.88 gpt gold in Hole TF-845 from the Southeast (SE) Zone. The Southwest (SW) Zone returned assays of 9.14 meters of 3.69 gpt gold and 10.66 meters of 2.44 gpt gold in Hole TF-809 and 4.57 meters of 3.46 gpt gold in Hole TF-728. Infill drilling in areas inside the currently planned pit limit returned assays of 7.62 meters of 3.93 gpt gold in Hole TF-860, 21.34 meters of 1.46 gpt gold in Hole TF-863 and 16.77 meters of 1.82 gpt gold in Hole TF-869. Condemnation drilling conducted approximately 400 meters to the Northwest of the pit limit failed to condemn the area as anomalous gold values were encountered in a majority of the holes including 4.57 meters of 1.47 gpt gold from Hole TF-800.

The large number of holes which returned anomalous gold values indicate the potential for expansion of the open pit beyond its current projected limit and indicate that the mineralized system is open to the Northwest, Southwest, Southeast and East of the currently planned pit limit. Details of an extensive drill program currently under way for 2011 will be released shortly.

The most current round of drilling has taken place since June 2010, and the results are not included in the most recent resource and reserve update published in November 2010. The July to December program totaled approximately 27,240 meters in 214 drill holes. Drilling has been focused on extending the known -strike length of the Northwest, Southwest and Southeast extensions. Further, condemnation drilling to the Northwest returned anomalous gold values which will require further drilling. The extension drilling, which is testing the potential of the San Francisco deposit outside of the limits of the currently planned final pit, continues to confirm the continuity of mineralization within a 1.2 kilometer wide, major NW-SE trending gold-hosting structure. The holes were all relatively shallow and were drilled to a maximum depth of 130 meters.

Drilling was also undertaken inside the currently planned pit limits in areas that required a higher density of drilling in order to be considered a part of the mine plan and, until now, were classified largely as waste for mine planning purposes.

The table below highlights the better intercepts from the recently completed program:

2

Drill Intercepts SW of the San Francisco Pit

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
TF-355	28.96	36.58	7.62	1.71
TF-471	24.38	27.43	3.05	2.60
TF-472	1.52	6.10	4.58	2.24
TF-636	30.48	38.10	7.62	3.49
TF-637	103.63	108.20	4.57	4.36
TF-685	36.58	39.62	3.04	5.18
TF-754	0.00	6.10	6.10	1.88
TF-792	89.92	108.20	18.28	1.15
TF-793	70.10	82.30	12.20	2.14
TF-799	118.87	123.44	4.57	1.76
TF-800	12.19	16.76	4.57	1.47
TF-803	92.96 and 109.73	99.06 123.44	6.10 13.71	1.54 1.58
TF805	30.48 and 160.05	35.05 175.26	4.57 15.21	1.50 2.05
TF-809	117.35 and 128.02	126.49 138.68	9.14 10.66	3.69 2.44

Drill Intercepts SE of the San Francisco Pit

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
TF-813	109.73	123.44	13.71	1.46
TF-822	12.19	27.43	15.24	1.11
TF-824	6.09	18.28	12.19	1.19
TF-826	6.09	16.76	10.67	7.51
TF-833	124.97	129.54	4.57	2.39
TF-845	33.53	39.62	6.09	2.88
TF-896	62.48	67.06	4.58	1.51
TF-897	35.05	36.58	1.53	2.19

Drill Intercepts to the SW and inside of the San Francisco Pit

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
TF-860	42.67	50.29	7.62	3.93
TF-863	16.76	38.10	21.34	1.46
TF-869	9.14 and 21.33	16.75 38.10	7.61 16.77	1.68 1.82

Drill Intercepts to the NW and inside of the San Francisco Pit

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)
TF-878	45.72	48.77	3.05	5.38
TF-882	50.29	53.34	3.05	5.18
TF-883	30.48	33.52	3.04	2.70
TF-884	77.72 and 85.34	82.30 91.44	4.58 6.10	3.23 1.26
TF-885	27.43	35.05	7.62	1.29

The exploration success follows upon the commencement of commercial production at the San Francisco Mine in April 2010. The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within these zones form the basis of management’s expectation that the ongoing drill program could lead to a significant increase in the mineral resource at San Francisco and could potentially also lead to the discovery of additional satellite deposits within the existing land package.

The samples collected during the drilling were prepared and assayed in the San Francisco Mine assay laboratory using fire assay and gravimetric finish. Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. A minimum of fifteen percent of the pulps assayed in the mine lab were also sent to IPL-Inspectorate Lab, for check assays and a minimum of ten per cent of the original samples assayed by IPL will be sent to other independent labs for check assays. The check assays were cross referenced to the mine assays and verified the results.